Mail Stop 3010

February 25, 2010

Mr. Thomas W. Weisel
Chairman and Chief Executive Officer
Thomas Weisel Partners Group, Inc.
One Montgomery Street
San Francisco, California 94104

     Re: **Thomas Weisel Partners Group, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 16, 2009
               Definitive Proxy Statement on Schedule 14A
               Filed April 16, 2009
               File No. 000-51730

Dear Mr. Weisel:

     We have read your supplemental response letter dated January 22, 2010 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 16, 2009

What are the elements of 2008 compensation for our named executive officers?...page 30

Annual Equity Incentive Plan Award, page 31

1.   We have considered your response to comment 10 of our letter dated December 31, 2009 and reissue that comment in part. We continue to believe that you should provide a more detailed analysis of each executive officer's equity

incentive plan award. For instance, you state that each officer's award is tied to such officer's "identified contribution to the Company," yet you have not provided any detail about how you have measured each executive's contribution. In future filings, please revise your disclosure to discuss each officer's contribution in relation to your specific award decisions for that officer. Identify each performance measure and explain how you determined how to assign the relevant value. Please tell us how you intend to comply.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant